EXHIBIT 4.1              CONSULTING AGREEMENT BETWEEN
                               CHRIS WROLSTAD AND
                               ZKID NETWORK, INC.

     This Agreement, dated this 16th day of April, 2004 is between Zkid Network, Inc, a Nevada Corporation, with its principal business address at 666 Dundee
Road # 705 Northbrook, IL 60062 (hereinafter the "Company") and Chris Wrolstad with his principal mailing address at 3440 Youngfield Street, #365, Wheatridge, CO 80033 (hereinafter "Consultant"), with regard to Consultant providing consulting services to Company. This Agreement is intended to be a compliment to (and is fully contingent upon) the closing of the Asset Purchase Agreement between Zkid Network, Inc. and USURF America, Inc. dated on or about April 20, 2004 and expected to close on or about May 31, 2004 (the "USURF Closing Date").

     In consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties agree as follows:

I.     EXPLANATION OF SERVICES

     Consultant has extensive experience in business development and management of the Internet security software for children (the "Product") recently acquired by the Company. The Company hereby retains Consultant for a period of 365 days henceforth to perform the following:

A. PRODUCT TECH TEAM MANAGEMENT: Consultant will pay tech team members for a period of 90 days following the USURF Closing Date. Consultant will direct the product tech team at the direction of the Company.

B. PRODUCT DEVELOPMENT: Provide direction to tech team in scoping Product enhancements, upgrades and change requests.

C. BUSINESS DEVELOPMENT: Continue to source distribution opportunities for the product and Licensing arrangements thereof. Such transactions shall be compensated separately per the Master Distribution Agreement between Company and Consultant.

II.     COMPENSATION FOR SERVICES/REIMBURSEMENT FOR EXPENSES

A. COMPENSATION: For the services to be provided by Consultant as described herein, Company agrees to the compensation terms set forth below:

(i) ENGAGEMENT FEE: In exchange for services rendered under Section I above, Company will pay Consultant a total of two million six hundred seventy-five thousand (2,675,000) shares of restricted (pursuant to SEC Rule 144) Company common stock on or before the USURF Closing Date pursuant to the following
GUARANTEE: When such shares are eligible for registration pursuant to SEC Rule 144 (twelve months following their issuance - the "Registration Date"), Company shall guarantee the market value of such shares to be worth at least $400,000 as follows: If the 10-day weighted average closing prior to the Registration Date is below $0.15 per share, Purchaser shall issue to Seller additional shares of Company common stock (the "Guarantee Shares") such that the market value of the Guarantee Shares AND the original shares issued equals $400,000. The Guarantee Shares shall also be restricted pursuant to SEC Rule 144.

(ii) CONSULTING FEE: In exchange for services rendered under Section I above, Company will compensate Consultant by issuing to Consultant (on or before the USURF Closing Date):

a. One Million (1,000,000) shares of unrestricted, freely tradable Company common stock.

b. A warrant agreement (the "Warrant") representing the option/right to purchase a total of two million (2,000,000) shares of unrestricted, freely tradable Company common stock at $0.05 per share. Such Warrant shall not vest until 90 days following the USURF Closing Date upon which date it will vest 100% (the "Vesting Date"). The term of the Warrant shall be one year, expiring one calendar year following the Vesting Date.

c . If the closing bid price of the Company common stock falls below $0.09 per share for more than 5 consecutive trading days, Company agrees to reasonably renegotiate the terms of this Agreement in good faith such that the Value of compensation paid to Consultant is maintained.

III.     WARRANTIES

A. Consultant and Company hereby warrant that each party has the right, power, legal capacity and authority to enter into and execute this Agreement. The parties warrant that they have the right, power, legal capacity and authority to perform their obligations as contained in this Agreement.

B. The parties warrant that none of the services or benefits provided to each other in conjunction with or under this Agreement shall violate the rights of any third party, and that the parties shall take all measures necessary to obtain the appropriate rights, permits, etc. to ensure the other party's full enjoyment of the promises made and/or services provided under this Agreement.

IV.     INDEMNITY

A. Company and Consultant mutually agree to indemnify, defend and hold each other harmless from any and all claims, liabilities, losses, suits, damage costs, expenses including but not limited to reasonable attorneys' fees and costs, and damages suffered, incurred, arising out of, or related to the tech team's performance, the Product's performance and the revenue it generates, whether foreseen or unforeseen.

B. Each indemnifying party hereby indemnifies and holds the indemnified party harmless for the breach of any of the indemnifying party's representations or warranties contained in this Agreement.

V.     JURISDICTION

     This Agreement shall be construed in accordance with the laws of the State of Colorado.

VI.     FORCE MAJEURE

     If Consultant fails to perform any obligation hereunder due to the unavailability of services or materials, labor disputes, governmental restrictions, extreme or intemperate weather and/or climate conditions, acts of God, or any other circumstances beyond his control, such failure shall not be deemed a breach of this Agreement, and if any time period for performance is specified such period shall be deemed extended accordingly to cover such unavailability.

VII.     INDEPENDENT CONTRACTORS

     The parties to this Agreement shall be independent contractors, and nothing herein shall be deemed to make them joint venturers, partners, agent/principal or otherwise.


VIII.     ARBITRATION

     Any claim or controversy arising out of or relating to this Agreement or the parties' relationships in connection herewith shall be settled by arbitration to be undertaken in accordance with the Commercial Arbitration Rules of the American Arbitration Association. There shall be three arbitrators, one to be chosen directly by each party at will, and the third arbitrator to be selected by the two arbitrators so chosen. Each party shall pay the fees of the arbitrator he or it selects and of his or its own attorneys, the expenses of his or its witnesses and all other expenses connected with presenting his or its case. Other costs of the arbitration, including the cost of any record or transcripts of the arbitration, administrative fees, the fee of the third arbitrator, and all other fees and costs, shall be borne equally by the parties. The decision of the arbitrators shall be written, and shall be final, binding and non-appealable and may be enforced as a final judgment in any court of competent jurisdiction.

INTENDING TO BE LEGALLY BOUND, the parties have caused this Agreement to be executed by their duly authorized representatives on this 16th day of April, 2004.

COMPANY:                                      CONSULTANT:
Zkid Network, Inc.                            Chris Wrolstad
666 Dundee Road # 705                         3440 Youngfield St., #365
Northbrook, IL 60062                          Wheatridge, CO 80033

/S/ Mitchell Lederer                           /S/ Chris Wrolstad
Mitchell Lederer                               Chris Wrolstad
CEO